SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                            TrizecHahn Corporation
------------------------------------------------------------------------------
                               (Name of Issuer)


                           Subordinate Voting Shares
------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   896938107
------------------------------------------------------------------------------
                                (CUSIP Number)


                           Jeremiah W. O'Connor, Jr.
                              The O'Connor Group
                                399 Park Avenue
                              New York, NY 10022
                                (212) 308-7700

                                with a copy to:

                             Roger D. Turner, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                              New York, NY 10019
------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                April 25, 2000
------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Amendment)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box o.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896938107


-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Argo TZH Shareholdings, LLC
          06-1577882
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          OO
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              16,216,721
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               16,216,721
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,216,721
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.76%, based on the number of Subordinated Voting Shares
          outstanding as of February 29, 2000
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

          PN
-------------------------------------------------------------------------------

CUSIP No. 896938107


-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Argo Partnership, L.P.
          13-3747194
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          OO
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              16,216,721
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               16,216,721
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,216,721
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.76%, based on the number of Subordinated Voting Shares
          outstanding as of February 29, 2000
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

          PN
-------------------------------------------------------------------------------

CUSIP No. 896938107


-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Argo Management Company, L.P.
          13-3751561
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          AF
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              16,216,721
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               16,216,721
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,216,721
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.76%, based on the number of Subordinated Voting Shares
          outstanding as of February 29, 2000
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

          PN
-------------------------------------------------------------------------------

CUSIP No. 896938107


-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          O'Connor Capital Partners, L.P.
          13-3747190
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          AF
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              16,216,721
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               16,216,721
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,216,721
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.76%, based on the number of Subordinated Voting Shares
          outstanding as of February 29, 2000
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

          PN
-------------------------------------------------------------------------------

CUSIP No. 896938107


-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          O'Connor Capital Incorporated
          13-3708170
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          AF
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              16,216,721
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               16,216,721
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,216,721
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.76%, based on the number of Subordinated Voting Shares
          outstanding as of February 29, 2000
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

          CO
-------------------------------------------------------------------------------

CUSIP No. 896938107


-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          J.W. O'Connor & Co. Incorporated
          13-3165788
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          AF
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              16,216,721
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               16,216,721
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,216,721
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.76%, based on the number of Subordinated Voting Shares
          outstanding as of February 29, 2000
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

          CO
-------------------------------------------------------------------------------

CUSIP No. 896938107


-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Jeremiah W. O'Connor, Jr.
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          AF
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              16,216,721
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               16,216,721
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,216,721
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.76%, based on the number of Subordinated Voting Shares
          outstanding as of February 29, 2000
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

Item 1.   Security and Issuer

          This Amendment No. 1 to Statement on Schedule 13D (the "Statement") amends the Statement on Schedule 13D previously filed by the Reporting Persons (as defined in Item 2) relating to the Subordinate Voting Shares of TrizecHahn Corporation, a corporation organized under the laws of Ontario, Canada (the "Company"). The principal executive offices of the Company are located at BCE Place, 181 Bay Street, Suite 3900, Toronto, Ontario, Dominion of Canada M5J 2T3.


Item 2.   Identity and Background

          (a)-(c) and (f) This Statement is filed by (i) Argo TZH Shareholdings, LLC (Shareholdings"), a Delaware limited liability company,
(ii) Argo Partnership, L.P. ("Argo"), a Delaware limited partnership and the sole member of Shareholdings; (iii) Argo Management Company, L.P. ("AMC"), a Delaware limited partnership and the general partner of Argo; (iv) O'Connor Capital Partners, L.P. ("OCP"), a Delaware limited partnership and the general partner of AMC; (v) O'Connor Capital Incorporated ("OCI"), a Delaware corporation and the general partner of OCP; (vi) J.W. O'Connor and Co. Incorporated ("OCINC"), a Delaware corporation and the owner of all the outstanding capital stock of OCI; and (vii) Jeremiah W. O'Connor, Jr., a United States citizen who is the owner of a majority of the outstanding capital stock of OCINC (collectively, the "Reporting Persons"). Each of the Reporting Persons has its principal office and business at 399 Park Avenue, New York, New York 10022 and is engaged principally in real estate investment. In addition to indirectly controlling Argo, OCINC indirectly controls Argo Partnership II, L.P., Peabody Global Real Estate Partners, L.P. and Peabody International Real Estate Partners, L.P. The Argo partnerships and the Peabody partnerships are private investment funds that invest principally in real estate and real estate related companies. Schedule 1 sets forth the name, business address and present principal occupation of each director and executive officer of OCINC.

          (d) and (e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


Item 3.   Source and Amount of Funds or Other Consideration

          No Change.


Item 4.   Purpose of Transaction

          The 16,216,721 Subordinated Voting Shares of the Company (the "Shares") were acquired by Argo for investment purposes and the Shares continue to be held by Shareholdings for such purpose. Mr. O'Connor and Mr. Thomas S. Quinn III are members of the Company's Board of Directors as representatives of Argo. Mr. Glenn J. Rufrano was elected to the Company's Board of Directors as a representative of Argo, but has since ceased to be an officer of any of the Reporting Persons; he continues to serve on the Company's Board of Directors. The current term of the directorships of Messrs. O'Connor and Rufrano will expire in 2000 and the current term of the directorship of Mr. Quinn will expire in 2002. Argo does not have any contractual or other right to designate any successors or replacements of such directors.

          Argo has formed Shareholdings, a limited liability company with Argo as its initial sole member, and has contributed all the Shares owned by Argo to Shareholdings. Argo has made an in-kind distribution of 100% of its interest in Shareholdings to Argo's partners pursuant to Argo's partnership agreement. The general partner of Argo, AMC, has been appointed to act as the sole manager of Shareholdings. The limited liability company agreement of Shareholdings provides that at any time, any member of Shareholdings has the right to elect to receive its proportionate share of the Shares in complete redemption of its membership interest in Shareholdings. Such Shares will be delivered to the electing member.

          To date, Argo has been notified by certain of its partners that they intend to make the election described herein; such elections have been made with respect to an aggregate of 4,881,552 Shares. It is possible that additional partners of Argo will make similar elections from time to time.

          It is possible that partners of Argo that make such elections will acquire their Shares for purposes other than investment purposes, and that the reporting requirements and transfer restrictions, if any, applicable to such partners with respect to such Shares will differ from those applicable to the Reporting Persons.


Item 5.   Interest in Securities of the Issuer

          (a)-(b) Each of the Reporting Persons is the beneficial owner of the Shares, which represent approximately 10.72% of the outstanding Subordinated Voting Shares of the Company (based upon number of Subordinated Voting Shares outstanding on December 31, 1999). Shareholdings has the sole power to vote and dispose of the Shares and each of the other Reporting Persons has the sole power to direct the vote and disposition of the Shares.

          (c)-(d) Except as set forth herein, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule 1 hereto, beneficially owns or has a right to acquire directly or indirectly any securities of the Company. None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on
Schedule 1 hereto, has effected any transactions in the securities of the Company during the past 60 days.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          AMC is the general partner of Argo and the manager of Shareholdings, OCP is the general partner of AMC, OCI is the general partner of OCP, OCINC is the owner of all the outstanding capital stock of OCI, and Mr. O'Connor is the owner of a majority of the outstanding capital stock of OCINC. The limited liability company agreement of Shareholdings and the partnership agreements of Argo, AMC and OCP include provisions relating to the ownership and administration of assets generally and the division of profits or losses realized by such person and such provisions would apply to the ownership and administration of the Shares and the division of any profits or losses realized on the Shares. Except as set forth above, there are no contracts, arrangements or understandings among such persons or any person named on
Schedule 1 or between any such person and any other person with respect to the Shares.


Item 7.   Material to Be Filed as Exhibits

          None.

                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 25, 2000


                                   ARGO TZH SHAREHOLDINGS, LLC

                                   By: ARGO MANAGEMENT COMPANY, L.P., its
                                       Manager,

                                   By: O'CONNOR CAPITAL PARTNERS, L.P., its
                                       General Partner,

                                   By: O'CONNOR CAPITAL INCORPORATED, its
                                       General Partner,

                                   By: /s/ Jeremiah W. O'Connor, Jr.
                                       -----------------------------------
                                       Name:  Jeremiah W. O'Connor, Jr.
                                       Title: Chairman and Chief Executive
                                              Officer

                                   ARGO PARTNERSHIP, L.P.,

                                   By: ARGO MANAGEMENT COMPANY, L.P., its
                                       General Partner,

                                   By: O'CONNOR CAPITAL PARTNERS, L.P., its
                                       General Partner,

                                   By: O'CONNOR CAPITAL INCORPORATED, its
                                       General Partner,

                                   By: /s/ Jeremiah W. O'Connor, Jr.
                                       -----------------------------------
                                       Name:  Jeremiah W. O'Connor, Jr.
                                       Title: Chairman and Chief Executive
                                              Officer

                                   ARGO MANAGEMENT COMPANY, L.P.,

                                   By: O'CONNOR CAPITAL PARTNERS, L.P., its
                                       General Partner,

                                   By: O'CONNOR CAPITAL INCORPORATED, its
                                       General Partner,

                                   By: /s/ Jeremiah W. O'Connor, Jr.
                                       -----------------------------------
                                       Name:  Jeremiah W. O'Connor, Jr.
                                       Title: Chairman and Chief Executive
                                              Officer

                                   O'CONNOR CAPITAL PARTNERS, L.P.,

                                   By: O'CONNOR CAPITAL INCORPORATED, its
                                       General Partner,

                                   By: /s/ Jeremiah W. O'Connor, Jr.
                                       -----------------------------------
                                       Name:  Jeremiah W. O'Connor, Jr.
                                       Title: Chairman and Chief Executive
                                              Officer


                                   O'CONNOR CAPITAL INCORPORATED,

                                   By: /s/ Jeremiah W. O'Connor, Jr.
                                       -----------------------------------
                                       Name:  Jeremiah W. O'Connor, Jr.
                                       Title: Chairman and Chief Executive
                                              Officer


                                   J.W. O'CONNOR & CO. INCORPORATED,

                                   By: /s/ Jeremiah W. O'Connor, Jr.
                                       -----------------------------------
                                       Name:  Jeremiah W. O'Connor, Jr.
                                       Title: Chairman and Chief Executive
                                              Officer


                                   /s/ Jeremiah W. O'Connor, Jr.
                                   ---------------------------------------
                                   Jeremiah W. O'Connor, Jr.

                                                                    SCHEDULE 1



     Directors and Executive Officers of J.W. O'Connor & Co. Incorporated
     --------------------------------------------------------------------


          The name, present principal occupation and business address of each of the directors and executive officers of J.W. O'Connor & Co. Incorporated ("OCINC") are set forth below. Each of the directors and executive officers of OCINC is a United States citizen.



    Name                   Present Principal Occupation        Business Address
    ----                   ----------------------------        ----------------

Jeremiah W. O'Connor, Jr.  Director and Chairman of the Board  399 Park Avenue
                           of OCINC.                           New York, NY  10022

Thomas E. Quinn            Executive Vice President and Chief  399 Park Avenue
                           Financial Officer of OCINC.         New York, NY  10022

Irwin J. Blitt             Private Investor                    8900 State Line
                                                               Leawood, KS  66206

Lynn Davenport             Senior Vice President and Chief     7620 Market Street
                           Financial Officer of The Edward J.  Youngstown, OH  44515-9128
                           DeBartolo Corporation

William O'Connor           Vice President of O'Connor Global   60 Victoria Embankment
                           Services Limited                    London, EC4Y 0JP
                                                               ENGLAND

Bruce J. McCowan           Private Investor                    Cinco Avenida Sur #19
                                                               Antigua, Guatemala

Roger D. Turner            Partner, Cravath, Swaine & Moore    825 Eighth Avenue
                                                               New York, NY  10019